Exhibit 99.1

CANARC RESOURCE CORP.

Third Quarter Report

Condensed Consolidated Interim Financial Statements

(expressed in United States dollars)

Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

Notice of No Auditor Review of
Unaudited Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2020

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these unaudited condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the unaudited condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Canarc Resource Corp. (the “Company”) for the three and nine months ended September 30, 2020 (the “Financial Statements”) have been prepared by and are the responsibility of the Company’s management, and have not been reviewed by the Company’s auditors. The Financial Statements are stated in terms of United States dollars, unless otherwise indicated, and are prepared in accordance with International Accounting Standards 34 (“IAS 34”) and International Financial Reporting Standards (“IFRS”).

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

		September 30,	December 31,
	Notes	2020	2019

ASSETS

CURRENT ASSETS
Cash		$2,200	$1,923
Marketable securities	6	151	104
Receivables and prepaids	12	206	76
Total Current Assets		2,557	2,103

NON-CURRENT ASSETS
Mineral property interests	7	15,519	16,083
Equipment	8	87	128
Total Non-Current Assets		15,606	16,211
Total Assets		$18,163	$18,314

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	12	$291	$151
Flow through premium liability	9(a)	-	9
Deferred royalty liability, current	9(b)	35	35
Lease liability, current	9(c)	36	36
Total Current Liabilities		362	231

LONG TERM LIABILITIES
Deferred royalty liability, long term	9(b)	110	123
Lease liability, long term	9(c)	20	39
Total Long Term Liabilities		130	162
Total Liabilities		492	393

SHAREHOLDERS' EQUITY
Share capital	10(b)	67,380	67,287
Common share subscription	10(b)	1,803	-
Reserve for share-based payments		717	709
Accumulated other comprehensive loss		(2,875)	(2,497)
Deficit		(49,354)	(47,578)
Total Shareholders' Equity		17,671	17,921
Total Liabilities and Shareholders' Equity		$18,163	$18,314

Refer to the accompanying notes to the condensed consolidated interim financial statements.

Approved on behalf of the Board:

/s/ Bradford Cooke	/s/ Martin Burian
Director	Director

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Comprehensive Loss

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars, except per share amounts)

		Three Months ended September 30,		Nine Months ended September 30,
	Notes	2020	2019	2020	2019

Expenses:
Amortization	8	$12	$12	$36	$36
Corporate development	11, 12	21	2	57	20
Employee and director remuneration	12	131	84	325	363
General and administrative	11	60	35	135	104
Shareholder relations		230	15	281	79
Share-based payments	10(c), 12	49	32	120	93

Loss before the undernoted		(503)	(180)	(954)	(695)
Interest income		1	10	9	27
Interest and finance expense	9(b), (c)	(9)	(10)	(30)	(33)
Foreign exchange (loss) gain		20	(11)	(21)	26
Change in fair value of marketable securities	6	84	3	242	(29)
Write-off of mineral property interest	7(a), (iv)	(1,058)	-	(1,058)	-

Net loss before income tax		(1,465)	(188)	(1,812)	(704)

Income tax recovery	9(a)	8	2	9	2

Net loss for the period		(1,457)	(186)	(1,803)	(702)

Other comprehensive income (loss):
Items that will not be reclassified into profit or loss:
Foreign currency translation adjustment		370	(188)	(378)	447

Comprehensive loss for the period		$(1,087)	$(374)	$(2,181)	$(255)

Basic and diluted loss per share		$(0.01)	$-	$(0.01)	$-

Weighted average number of shares outstanding		243,607,218	236,152,536	242,978,044	224,352,800

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

	Share Capital			Reserve for	Accumulated Other
	Number of		Common Share	Share-Based	Comprehensive
	Shares	Amount	Subscription	Payments	Income (Loss)	Deficit	Total

Balance, January 1, 2019	218,355,144	$66,305	$-	$734	$(3,253)	$(46,712)	$17,074
Private placement, net of share issue costs	23,729,856	991	-	-	-	-	991
Property acquisition (Note 10(b)(ii))	575,000	23	-	-	-	-	23
Finders fee warrants	-	(32)	-	32	-	-	-
Share-based payments	-	-	-	120	-	-	120
Cancellation and expiration of stock options	-	-	-	(155)	-	155	-
Expiration of finders fee warrants	-	-	-	(22)	-	22	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	-	756	-	756
Net loss for the period	-	-	-	-	-	(1,043)	(1,043)
Balance, December 31, 2019	242,660,000	67,287	-	709	(2,497)	(47,578)	17,921
Exercise of stock options	780,000	65	-	(24)	-	-	41
Exercise of share appreciation rights	716,517	59	-	(49)	-	(10)	-
Common share subscription (Note 10(b)(i))	-	-	1,803	-	-	-	1,803
Share issuance expenses	-	(31)	-	-	-	-	(31)
Share-based payments	-	-	-	120	-	-	120
Cancellation and expiration of stock options	-	-	-	(38)	-	38	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	(1)	(378)	(1)	(380)
Net loss for the period	-	-	-	-	-	(1,803)	(1,803)
Balance, September 30, 2020	244,156,517	$67,380	$1,803	$717	$(2,875)	$(49,354)	$17,671

Balance, January 1, 2019	218,355,144	$66,305	$-	$734	$(3,253)	$(46,713)	$17,073
Private placement, net of share issue costs (Note 10(b)(ii))	23,729,856	1,000	-	-	-	-	1,000
Share-based payments	-	-	-	93	-	-	93
Finders fee warrants	-	(33)	-	33	-	-	-
Cancellation and expiration of stock options	-	-	-	(154)	-	154	-
Expiration of finders fee warrants	-	-	-	(22)	-	22	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	-	447	-	447
Net loss for the period	-	-	-	-	-	(702)	(702)
Balance, September 30, 2019	242,085,000	$67,272	$-	$684	$(2,806)	$(47,239)	$17,911

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

	Three Months ended September 30,		Nine Months ended September 30,
	2020	2019	2020	2019

Cash provided from (used by):

Operations:
Net loss	$(1,457)	$(186)	$(1,803)	$(702)
Items not involving cash:
Accrued interest	-	(17)	15	6
Amortization	12	12	36	36
Share-based payments	49	32	120	93
Change in fair value of marketable securities	(84)	(3)	(242)	29
Income tax recovery	(8)	(2)	(9)	(2)
Write off of mineral properties	1,058	-	1,058	-
	(430)	(164)	(825)	(540)
Changes in non-cash working capital items:
Receivables and prepaids	(146)	70	(130)	4
Accounts payable and accrued liabilities	226	5	136	(180)
Net cash used by operating activities	(350)	(89)	(819)	(716)

Financing:
Issuance of common shares, net of share issuance costs	-	1,012	-	1,012
Common share subscription (Note 10(b)(i))	1,803	-	1,803	-
Share issuance expenses	(31)	-	(31)	-
Exercise of stock options	41	-	41	-
Lease payments	(9)	3	(26)	(14)
Cash provided from financing activities	1,804	1,015	1,787	998

Investing:
Proceeds from disposition of marketable securities	293	4	293	508
Expenditures for mineral properties, net of recoveries	(1,148)	(291)	(1,111)	(660)
Advance royalty payment	-	-	-	(35)
Proceeds from promissory note receivable	-	-	-	59
Expenditures for leasehold improvements and equipment	-	-	-	(5)
Cash used by investing activities	(855)	(287)	(818)	(133)

Unrealized foreign exchange gain (loss) on cash	159	(56)	127	-

Increase in cash	758	583	277	149
Cash, beginning of period	1,442	1,895	1,923	2,329

Cash, end of period	$2,200	$2,478	$2,200	$2,478

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

		Three Months ended September 30,		Nine Months ended September 30,
	Notes	2020	2019	2020	2019

Non-cash financing and investing activities:

Fair value of marketable securities received from option on mineral property interests	7(b)(i)	$5	$-	$104	$-

Fair value allocated to common shares issued on exercise of:
Share appreciation rights		59	-	59	-
Stock options		24	-	24	-

Fair value of finders fee warrants from:
Issuance of finders fee warrants		-	33	-	33

Cancellation/expiration of:
Stock options		3	154	38	154
Finders fee warrants		-	-	-	22

Income taxes paid		-	-	-	-

Interest paid	9(b), (c)	31	11	37	41

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.
Nature of Operations and Going Concern

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition thereof. The address of the Company’s registered office is #910 – 800 West Pender Street, Vancouver, BC, Canada, V6C 2V6 and its principal place of business is #810 – 625 Howe Street, Vancouver, BC, Canada, V6C 2T6.

The Company has no operating revenues, has incurred a significant net loss of $1.8 million for the nine months ended September 30, 2020 (September 30, 2019 - $702,000) and has a deficit of $49.3 million as at September 30, 2020 (December 31, 2019 - $47.6 million). In addition, the Company has negative cash flows from operations. These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes the realization of assets and repayment of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management continues to find opportunities to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2.
Basis of Presentation

(a)
Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and the interpretations of the International Financial Reporting Standards Interpretations Committee. These unaudited condensed consolidated interim financial statements do not include all of the information and disclosures required for full and complete annual financial statements, and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019. The Company has consistently applied the same accounting policies for all periods as presented. Certain of the prior periods’ comparative figures may have been reclassified to conform to the presentation adopted in the current period.

(b)
Approval of condensed consolidated interim financial statements:

These condensed consolidated interim financial statements were approved by the Company’s Board of Directors on November 13, 2020.

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.
Basis of Presentation (continued)

(c)
Basis of presentation:

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as disclosed in Note 5. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(d)
Functional currency and presentation currency:

The functional currency of the Company and its subsidiaries is the Canadian dollar, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

•
Monetary assets and liabilities at the exchange rate at the consolidated statement of financial position date;
•
Non-monetary assets and liabilities at the historical exchange rates, unless such items are carried at fair value, in which case they are translated at the date when the fair value was determined;
•
Shareholders’ equity items at historical exchange rates; and
•
Revenue and expense items at the rate of exchange on the transaction date.

The Company’s presentation currency is the United States dollar. For presentation purposes, all amounts are translated from the Canadian dollar functional currency to the United States dollar presentation currency for each period. Statement of financial position accounts, with the exception of equity, are translated using the exchange rate at the end of each reporting period, transactions on the statement of comprehensive loss are recorded at the average rate of exchange during the period, and equity accounts are translated using historical actual exchange rates.

Exchange gains and losses arising from translation to the Company’s presentation currency are recorded as cumulative translation adjustment, which is included in accumulated other comprehensive loss.

(e)
Critical accounting estimates and judgements:

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests, receivables and long-term investments; valuation of certain marketable securities; the determination of accrued liabilities; accrued site remediation; amount of flow-through obligations; fair value of deferred royalty liability and lease liability; recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued or modified; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.
Basis of Presentation (continued)

(e)
Critical accounting estimates and judgements: (continued)

The Company applies judgment in assessing the functional currency of each entity consolidated in these condensed consolidated interim financial statements. The functional currency of the Company and its subsidiaries is determined using the currency of the primary economic environment in which that entity operates.

For right of use assets and lease liability, the Company applies judgement in determining whether the contract contains an identified asset, whether they have the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create an economic incentive to exercise renewal options. Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option.

The Company applies judgment in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

At the end of each reporting period, the Company assesses each of its mineral resource properties to determine whether any indication of impairment exists. Judgment is required in determining whether indicators of impairment exist, including factors such as: the period for which the Company has the right to explore; expected renewals of exploration rights; whether substantive expenditures on further exploration and evaluation of resource properties are budgeted or planned; and results of exploration and evaluation activities on the exploration and evaluation assets.

Judgment is applied in determining whether disposal groups or cash generating unit represent a component of the entity, the results of which should be recorded in discontinued operations in the consolidated statements of comprehensive loss and cash flows.

(f)
New accounting standards and recent pronouncements:

The standards listed below include only those which the Company reasonably expects may be applicable to the Company in the current period and at a future date. The Company is currently assessing the impact of these future standards on the condensed consolidated interim financial statements.

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.
Basis of Presentation (continued)

(f)
New accounting standards and recent pronouncements: (continued)

The following standards will become effective in future periods:

(i)
IFRS 17 Insurance contracts

This new standard sets out the principles for the recognition, measurement, presentation and disclosure of insurance contracts. The new standard applies to insurance contracts an entity issues and reinsurance contracts it holds.

The main features of the new standard are as follows:

●
An entity divides insurance contracts into groups that it will recognize and measure.
●
Groups of insurance contracts are recognized and measured at:
⬧
a risk-adjusted present value of estimated future cash flows (the fulfillment cash flows); and
⬧
an amount representing the unearned profit in the group of contracts (the contractual service margin).
●
An entity can choose to apply a simplified measurement approach (the premium allocation approach) when certain criteria are met.
●
The profit from a group of insurance contracts is recognized over the period the entity provides insurance coverage and as it is released from risk. If a group of contracts is or becomes loss-making, the loss is recognized in profit or loss immediately.
●
An entity presents separately insurance revenue and insurance service expenses, and insurance finance income or expenses.
●
An entity discloses qualitative and quantitative information about the amounts recognized in its financial statements from insurance contracts, significant judgments and changes in judgments made in applying IFRS 17, and the nature and extent of the risks that arise from insurance contracts.

The new standard supersedes the requirements in IFRS 4 Insurance Contracts.

The new standard is effective for annual periods beginning on or after January 1, 2021, with earlier application permitted for entities that also apply IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers.

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.
Basis of Presentation (continued)

(f)
New accounting standards and recent pronouncements: (continued)

(ii)
IFRIC 23 Uncertainty over Income Tax Treatments

This new Interpretation, issued by the International Accounting Standards Board (IASB) in June 2017, clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments.

The main features of IFRIC 23 are as follows:

●
An entity considers an uncertain tax treatment separately or together with other uncertain tax treatments depending on which approach better predicts the resolution of the uncertainty.
●
Taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates are determined based on whether it is probable that a taxation authority will accept an uncertain tax treatment.
●
An entity reassesses judgments or estimates relating to uncertain tax treatments when facts and circumstances change.

The new standard is effective for annual periods beginning on or after January 1, 2021.

(iii)
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011))

The amendments clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:

●
requires full recognition in the investor's financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in Business Combinations).
●
requires the partial recognition of gains and losses where the assets do not constitute a business, i.e., a gain or loss is recognized only to the extent of the unrelated investors’ interests in that associate or joint venture.

These requirements apply regardless of the legal form of the transaction, e.g., whether the sale or contribution of assets occurs by an investor transferring shares in a subsidiary that holds the assets (resulting in loss of control of the subsidiary), or by the direct sale of the assets themselves.

The effective date of the amendments to IFRS 10 and IAS 28 issued by the IASB in September 2014 has been deferred indefinitely, with earlier application permitted.

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.
Basis of Presentation (continued)

(f)
New accounting standards and recent pronouncements: (continued)

(iv)
The Conceptual Framework for Financial Reporting

The revised Conceptual Framework, issued by the International Accounting Standards Board (IASB) in March 2018, replaces the Conceptual Framework for Financial Reporting (issued by the IASB in September 2010).

The revised Conceptual Framework includes the following:

●
Concepts on measurement, including factors to consider when selecting a measurement basis.
●
Concepts on presentation and disclosure, including when to classify income and expenses in other comprehensive income.
●
Guidance on determining the boundary of a reporting entity.
●
Updated definitions of an asset and a liability.
●
Updated criteria for recognizing assets and liabilities in financial statements, and guidance on when to remove them.
●
Clarification on the roles of stewardship, prudence, measurement uncertainty and substance over form.

The IASB and the IFRS Interpretations Committee began using the revised Conceptual Framework immediately after it was issued. The effective date for stakeholders who develop an accounting policy based on the Conceptual Framework is for annual periods beginning on or after January 1, 2020. Earlier application is permitted.

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.
Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements.

(a)
Basis of consolidation:

These condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries including New Polaris Gold Mines Ltd. and American Innovative Minerals LLC (“AIM”). The financial statements of subsidiaries are included in the condensed consolidated interim financial statements from the date control commences until the date control ceases. All significant intercompany transactions and balances are eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

(b)
Financial instruments:

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

(c)
Mineral property interests:

All costs related to investments in mineral property interests are capitalized on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a mineral property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method. When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of a property option agreement. As the property options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Property option payments are recorded as property costs or recoveries when the payments are made or received. Proceeds received on the sale or property option of the Company’s property interest is recorded as a reduction of the mineral property cost. The Company recognizes in income those costs that are recovered on mineral property interests when amounts received or receivable are in excess of the carrying amount.

The amounts shown for mineral property interests represent costs incurred to date and include advance net smelter return (“NSR”) royalties, less recoveries and write-downs, and are not intended to reflect present or future values.

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.
Management of Capital

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital and proceeds from debt. The Company has generated cash inflows from the disposition of marketable securities. The Company is not subject to any externally imposed capital requirements.

The Company defines its capital as debt and share capital. Capital requirements are driven by the Company’s exploration activities on its mineral property interests. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this financing in the future. The Company will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests, and to meet its administrative overhead costs for the coming periods.

There were no changes in the Company’s approach to capital management during the three and nine months ended September 30, 2020.

5.
Management of Financial Risk

The Company has classified its financial instruments under IFRS 9 Financial Instruments (“IFRS 9”) as follows:

IFRS 9
Financial Assets
Cash	Fair value through profit or loss ("FVTPL")
Marketable securities	FVTPL
Receivables	Amortized cost

Financial Liability
Accounts payable and accrued liabilities	Amortized cost
Deferred royalty liability	Amortized cost
Lease liability	Amortized cost

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.
Management of Financial Risk (continued)

The Company has classified its cash and marketable securities as financial assets at FVTPL; receivables as financial assets at amortized cost; and accounts payable and accrued liabilities, flow through premium liability, deferred royalty liability and lease liability as financial liabilities at amortized cost.

The Company’s investment in shares of Aztec Metals Corp., a company sharing one common director, (“AzMet”) is classified as FVTPL. There is no separately quoted market value for the Company’s investments in the shares of AzMet which have nil book value.

The fair values of the Company’s receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity. Cash and certain marketable securities are measured at fair values using Level 1 inputs. Other marketable securities are measured using Level 3 of the fair value hierarchy. Deferred royalty and lease liabilities are measured using Level 2 inputs.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

(a)
Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

Management has reviewed the items comprising the accounts receivable balance which may include amounts receivable from certain related parties, and determined that all accounts are collectible; accordingly, there has been no allowance for doubtful accounts recorded.

(b)
Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at September 30 2020, the Company had a working capital of $2.2 million (December 31, 2019 – $1.9 million). The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2020.

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.
Management of Financial Risk (continued)

(b)
Liquidity risk: (continued)

The following schedule provides the contractual obligations related to the deferred royalty and lease liability payments (Notes 9(b) and (c)) as at September 30, 2020:

	Payments due by Period					Payments due by Period
	(CAD$000)					(US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$88	$48	$40	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments (1)	-	-	-	-	-	285	35	105	105	40

Total, September 30, 2020	$88	$48	$40	$-	$-	$285	$35	$105	$105	$40

(1)
The advance royalty of $35,000 was paid in July 2020 by Getchell (Note 7(b)(i)).

Accounts payable and accrued liabilities are due in less than 90 days.

(c)
Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)
Foreign currency risk:

Certain of the Company’s mineral property interests and operations are in Canada. Most of its operating expenses are incurred in Canadian dollars. Fluctuations in the Canadian dollar would affect the Company’s consolidated statements of comprehensive loss as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its condensed consolidated interim financial statements are presented in U.S. dollars.

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
	(Held in Canadian Dollars)
	September 30,	December 31,
	2020	2019

Cash	$2,104	$1,878
Marketable securities	151	104
Receivables	1	28
Accounts payable and accrued liabilities	(289)	(118)
Lease liability	(56)	(75)

Net financial assets (liabilities)	$1,911	$1,817

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.
Management of Financial Risk (continued)

(c)
Market risk: (continued)

(i)
Foreign currency risk: (continued)

Based upon the above net exposure as at September 30, 2020 and assuming all other variables remain constant, a 10% (December 31, 2019 - 5%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $191,000 (December 31, 2019 - $91,000) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)
Interest rate risk:

In respect of financial assets, the Company's policy is to invest excess cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. The Company’s investments in guaranteed investment certificates bear a fixed rate and are cashable at any time prior to maturity date. Interest rate risk is not significant to the Company as it has no cash equivalents at period-end.

(iii)
Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company’s other price risk includes equity price risk, whereby investment in marketable securities are held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL. There is no separately quoted market value for the Company’s investments in the shares of certain investments.

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at September 30, 2020 and assuming all other variables remain constant, a net increase or decrease of 100% (December 31, 2019 - 80%) in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $151,000 (December 31, 2019 - $83,000).

In June 2018, the normal course issuer bid was adopted whereby the Company may acquire up to 10.9 million common shares of the Company, and shall pay the prevailing market price at the time of purchase, and which terminated on June 20, 2019. The cash consideration paid for any such purchases would be subject to fluctuations in the market price of its common shares. (Note 10(b)(iii)).

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.
Marketable Securities

	September 30,	December 31,
	2020	2019

Balance, begin of period	$104	$719
Receipt of marketable securities for optioned mineral property interests	104	-
Disposition of marketable securities at fair value	(293)	(518)
Change in fair value of marketable securities	242	(131)
Foreign currency translation adjustment	(6)	34
Balance, end of period	$151	$104

The quoted market value and fair value of shares of companies was $151,000 at September 30, 2020 (December 31, 2019 - $104,000).

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.
Mineral Property Interests

	Canada					USA
	British Columbia			Nunavut		Nevada
	New Polaris	Windfall Hills	Princeton	Hard Cash	Nigel	Fondaway Canyon	Corral Canyon	Other	Total
	(Note 7(a)(i))	(Note 7(a)(ii))	(Note 7(a)(iii))	(Note 7(a)(iv))	(Note 7(a)(iv))	(Notes 7(b)(i))	(Note 7(b)(ii))	(Note 7(c))

Acquisition Costs:

Balance, December 31, 2018	$3,888	$344	$-	$9	$2	$2,010	$23	$10	$6,286
Additions	18	-	20	21	3	-	-	-	62
Recovery	-	-	-	-	-	-	-	(3)	(3)
Write off	-	-	-	-	-	-	-	(7)	(7)
Foreign currency translation adjustment	8	17	-	1	-	102	1	-	129
Balance, December 31, 2019	3,914	361	20	31	5	2,112	24	-	6,467
Additions	9	-	-	-	-	-	-	-	9
Recovery	-	-	-	-	-	(239)	-	-	(239)
Write off	-	-	-	(30)	(5)	-	-	-	(35)
Foreign currency translation adjustment	(5)	(10)	(1)	(1)	-	(56)	(1)	-	(74)
Balance, September 30, 2020	3,918	351	19	-	-	1,817	23	-	$6,128

Deferred Exploration Expenditures:

Balance, December 31, 2018	5,778	630	69	120	-	1,353	1	-	7,951
Additions, net of recoveries	133	8	116	211	-	159	501	-	1,128
Foreign currency translation adjustment	427	32	3	6	-	68	1	-	537
Balance, December 31, 2019	6,338	670	188	337	-	1,580	503	-	9,616
Additions	52	340	4	695	-	28	29	-	1,148
Recoveries	-	-	-	-	-	(36)	-	-	(36)
Write off	-	-	-	(1,023)	-	-	-	-	(1,023)
Foreign currency translation adjustment	(227)	(18)	(5)	(9)	-	(42)	(13)	-	(314)
Balance, September 30, 2020	6,163	992	187	-	-	1,530	519	-	9,391

Mineral property interests:
Balance, December 31, 2019	$10,252	$1,031	$208#	$368	$5#	$3,692	$527#	$-	$16,083
Balance, September 30, 2020	10,081	1,343	206	-	-	3,347	542	-	15,519

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.
Mineral Property Interests (continued)

(a)
Canada:

(i)
New Polaris (British Columbia):

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at September 30, 2020 include a reclamation bond for $208,000 (December 31, 2019 - $194,000).

(ii)
Windfall Hills (British Columbia):

In April 2013, the Company acquired 100% undivided interests in two adjacent gold properties (Uduk Lake and Dunn properties) located in British Columbia. The Uduk Lake properties are subject to a 1.5% NSR production royalty that can be purchased for CAD$1 million and another 3% NSR production royalty. The Dunn properties are subject to a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

(iii)
Princeton (British Columbia):

In December 2018 and then as amended in June 2019, the Company entered into a property option agreement jointly with Universal Copper Ltd. (formerly, Tasca Resources Ltd.) (“Universal”) and an individual whereby the Company has an option to earn a 75% interest in the Princeton property by: incurring exploration expenditures of CAD$490,000 over a two year period; issuing 375,000 common shares to Universal by December 1, 2019 (issued); paying CAD$25,000 cash to Universal by March 16, 2021; and granting a 1% NSR to Universal which can be acquired for CAD$1 million and honoring a 2% NSR to the individual of which 1% NSR can be acquired for CAD$1 million.

In October 2020, the Company assigned its interest in the property option agreement for the Princeton property to Damara Gold Corp. (“Damara”). Pursuant to the assignment, Damara will issue 9.9% of its outstanding common shares to the Company on closing of the assignment. Subject to the exercise of the option by December 31, 2021, the Company’s aggregate ownership in the capital of Damara shall increase to 19.9%. Damara shall incur exploration expenditures of CAD$300,000 by December 31, 2020. The completion of the assignment is to subject to certain conditions, including Damara receiving the approval of the TSX Venture Exchange.

(iv)
Hard Cash and Nigel (Nunavut):

In November 2018, the Company entered into a property option agreement with Silver Range Resources Ltd. (“Silver Range”) whereby the Company has an option to earn a 100% undivided interests in the Hard Cash and Nigel properties by paying CAD$150,000 in cash and issuing 1.5 million common shares to Silver Range over a four year period. Silver Range retains a 2% NSR of which a 1% NSR can be acquired for CAD$1 million. Silver Range shall also be entitled to receive $1 per Au oz of measured and indicated resource estimate and $1 per Au oz of proven or probable reserve estimate, payable in either cash or common shares of the Company at the Company’s election.

The Company terminated the property option agreement, and accordingly wrote off its interests at September 30, 2020.

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.
Mineral Property Interests (continued)

(a)
Canada: (continued)

(v)
Eskay Creek property (British Columbia):

In December 2017, the Company signed an agreement with Barrick Gold Inc (“Barrick”) and Skeena Resources Ltd. (“Skeena”) involving the Company’s 33.3% carried interest in certain mining claims adjacent to the past-producing Eskay Creek Gold mine located in northwest British Columbia, whereby the Company will retain its 33.33% carried interest. The Company and Barrick have respectively 33.33% and 66.67% interests in 6 claims and mining leases totaling 2323 hectares at Eskay Creek. Pursuant to an option agreement between Skeena and Barrick, Skeena has the right to earn Barrick’s 66.67% interest in the property which right has been exercised. The Company had written off the property in 2005.

(b)
United States:

(i)
Fondaway Canyon (Nevada):

On March 20, 2017, the Company closed the Membership Interest Purchase Agreement with AIM (the “Membership Agreement”) whereby the Company acquired 100% legal and beneficial interests in mineral properties located in Nevada, Idaho and Utah (USA) for a total cash purchase price of $2 million in cash and honouring pre-existing NSRs.

Certain of the mineral properties are subject to royalties. For the Fondaway Canyon project, it bears both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $425,000 with a fair value of $183,000 was outstanding upon the closing of the Membership Agreement and a remaining balance of $285,000 remains payable as at September 30, 2020 (December 31, 2019 - $320,000). The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

On October 16, 2019, the Company signed a binding Letter Agreement with Getchell Gold Corp. (“Getchell”) which was later superseded by the Option Agreement for the Acquisition of Fondaway Canyon and Dixie Comstock Properties on January 3, 2020, whereby Getchell has an option for 4 years to acquire 100% of the Fondaway Canyon and Dixie Comstock properties located in Churchill County, Nevada (both subject to a 2% NSR) for $4 million in total compensation to the Company, comprised of $2 million in cash and $2 million in shares of Getchell. The option includes minimum annual work commitments totalling $1.45 million on the properties. Getchell must also honor the pre-existing NSR and advance royalty commitments related to the properties, and grant the Company a 2% NSR on the Fondaway Canyon and Dixie Comstock properties of which half (1%) can be bought for $1 million per property.

(ii)
Corral Canyon (Nevada):

In 2018, the Company staked 92 mining claims covering 742 hectares in Nevada, USA.

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.
Mineral Property Interests (continued)

(b)
United States: (continued)

(iii)
Silver King (Nevada):

In October 2018, the Company entered into a property option agreement for its Silver King property with Brownstone Ventures (US) Inc. (“Brownstone”) whereby Brownstone has an option to earn a 100% undivided interest by paying $240,000 in cash over a 10 year period with early option exercise payment of $120,000. The Company will retain a 2% NSR of which a 1% NSR can be acquired by Brownstone for $1 million.

(iv)
Lightning Tree (Idaho):

In early July 2020, the Company entered into a non-binding letter of intent for its Lightning Tree property located in Lemhi County, Idaho, with MinKap Resources Inc. (“MinKap”), whereby MinKap shall acquire a 100% undivided interest in the property. On September 10, 2020, a definitive mineral property purchase agreement was executed. Over a three year period, MinKap shall pay to the Company a total of CAD$137,500 in cash over a three year period and issue 2.5 million common shares and 2.5 million warrants over a two year period. The Company will retain a 2.5% NSR of which a 1% NSR can be acquired by MinKap for CAD$1 million. If MinKap fails to file a NI 43-101 compliant resource on the Lightning Tree property within three years, the property will revert back to the Company.

(c)
Other:

In December 2018, the Company entered into a Memorandum of Understanding for an exploration and development project in South America whereby the Company paid $10,000 in 2018 and another $10,000 is payable as a success fee to close on an acceptable agreement for such project. In October 2019, the Company recovered $3,000 from its initial payment and wrote off the remaining balance of $7,000.

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.
Mineral Property Interests (continued)

(d)
Expenditure options:

As at September 30, 2020, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments as follows:

	Cash	Exploration	Cash	Annual	Number of
	Payments	Expenditures	Payments	Payments	Shares
	(CADS$000)	(CADS$000)	(US$000)	(US$000)

New Polaris (Note 7(a)(i)):
Net profit interest reduction or buydown	$-	$-	$-	$-	150,000

Fondaway Canyon (Note 7(b)(i)):
Advance royalty payment for buyout of 3% net smelter return (1)	-	-	-	35	-
Buyout provision for net smelter return of 2% (2)	-	-	2,000	-	-

Windfall Hills (Note 7(a)(ii)):
Buyout provision for net smelter return of 1.5%	1,000	-	-	-	-
Reduction of net smelter return of 2% to 1%	-	-	500	-	-

Princeton (Note 7(a)(iii)) (3):
On or before:
December 31, 2020	-	238	-	-	-
March 16, 2021	25	-	-	-	-
Buyout provision for net smelter return of 1%	1,000	-	-	-	-
Reduction of net smelter return of 2% to 1%	1,000	-	-	-	-

	$3,025	$238	$2,500	$35	150,000

(1)
Advance royalty payments of $285,000 remain payable as at September 30, 2020 with annual payments of $35,000. Pursuant to the option agreement, Getchell will be obligated to pay the annual advance royalty (Note 7(b)(i)). Getchell paid an annual advance royalty of $35,000 in July 2020.
(2)
The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.
(3)
In October 2020, the Company assigned its interest in the property option agreement for the Princeton property to Damara (Note 7(a)(iii)).

These amounts may be reduced in the future as the Company determines which mineral property interests to continue to explore and which to abandon.

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.
Mineral Property Interests (continued)

(e)
Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral property interests/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties and concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(f)
Realization of assets:

The Company’s investment in and expenditures on its mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the mineral properties, on the attainment of successful commercial production or from the proceeds of their disposal. The recoverability of the amounts shown for mineral property interests is dependent upon the existence of reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

(g)
Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation of the Company’s operation may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its current properties and former properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former mineral property interests that may result in material liability to the Company.

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.
Equipment

	Leasehold	Office Furnishings	Right of Use
	Improvements	and Equipment	Asset	Total
Cost:
Balance, January 1, 2019	$83	$33	$112	$228
Acquisitions	-	8	-	8
Foreign currency translation adjustment	4	1	5	10
Balance, December 31, 2019	87	42	117	246
Acquisitions	-	-	-	-
Foreign currency translation adjustment	(2)	(1)	(3)	(6)
Balance, September 30, 2020	85	41	114	240

Accumulated amortization:
Balance, January 1, 2019	$26	$10	$34	$70
Amortization	16	8	24	48
Foreign currency translation adjustment	-	-	-	-
Balance, December 31, 2019	42	18	58	118
Amortization	12	7	17	36
Foreign currency translation adjustment	1	-	(2)	(1)
Balance, September 30, 2020	55	25	73	153

Net book value:
Balance, December 31, 2019	$45	$24	$59	$128
Balance, September 30, 2020	$30	$16	$41	$87

The Company has a lease agreement for its headquarter office space in Vancouver, British Columbia.

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.
Liabilities

(a)
Flow Through Premium Liability

On July 23, 2019, the Company closed a private placement for 23.7 million flow through common shares for gross proceeds of CAD$1.4 million; of these shares, 17.3 million were issued at a price of CAD$0.06 per share and 6.4 million shares at CAD$0.0625 per share. The fair value of the shares was CAD$0.06 per share, resulting in the recognition of a flow through premium liability of CAD$0.0025 per share for a total of CAD$16,000.

Balance, December 31, 2018	$-
Add:
Excess of subscription price over fair value of flow through common shares	12
Less:
Income tax recovery	(3)

Balance, December 31, 2019	9
Add:
Foreign currency translation adjustment	-
Less:
Income tax recovery	(9)

Balance, September 30, 2020	$-

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.
Liabilities (continued)

(b)
Deferred Royalty Liability

The 3% NSR for the Fondaway Canyon project which was acquired in March 2017 has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out in full. A balance of $425,000 was remaining upon the closing of the Membership Agreement. (Note 7(b)(i)).

Deferred Royalty
Liability

Balance, December 31, 2018	$165
Add:
Interest	29
Less:
Advance royalty payment	(35)
Foreign currency translation adjustment	(1)

Balance, December 31, 2019	158
Add:
Interest	21
Foreign currency translation adjustment	1
Less:
Advance royalty payment	(35)

Balance, September 30, 2020	$145

Current portion (1)	$35
Long term portion	110
Balance, September 30, 2020	$145

(1)
Pursuant to the option agreement, Getchell will be obligated to pay the annual advance royalty (Note 7(b)(i)). Getchell paid an annual advance royalty of $35,000 in July 2020.

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.
Liabilities (continued)

(c)
Lease Liability

The continuity of the lease liability for the nine months ended September 30, 2020 is as follows:

Lease Liability

Balance, January 1, 2019	$90
Add:
Interest	15
Foreign currency translation adjustment	5
Less:
Payments	(35)

Balance, December 31, 2019	75
Add:
Interest	9
Less:
Payments	(26)
Foreign currency translation adjustment	(2)

Balance, September 30, 2020	$56

Current portion	$36
Long term portion	20
Balance, September 30, 2020	$56

10.
Share Capital

(a)
Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.
Share Capital (continued)

(b)
Issued:

(i)
In the third quarter of fiscal 2020, stock options for 400,000 common shares with an exercise price of CAD$0.08 and 380,000 common shares with exercise price of CAD$0.06 were exercised. Stock options for 1,400,000 common shares were cancelled for the exercise of share appreciation rights for 716,517 common shares at a fair value of CAD$0.11 per share.

In October and November 2020, the Company closed a private placement in two tranches totalling 105 million units at a price of CAD$0.08 per unit for gross proceeds of CAD$8.4 million with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.13 per share for a period of two years. On October 7, 2020, the Company closed the first tranche for 40 million units for gross proceeds of CAD$3.2 million. On November 12, 2020, the Company closed the second tranche for 65 million units for gross proceeds of CAD$5.2 million; the second tranche received interested and disinterested shareholder approvals at the Company’s special general meeting held on October 19, 2020. Finders fees included CAD$176,400 in cash and 1,926,000 warrants with the same terms as the underlying warrants in the private placement. If the closing market price of the common shares is at a price equal to or greater than CAD$0.20 for a period of 10 consecutive trading days on the Toronto Stock Exchange, the Company will have the right to accelerate the expiry date of the warrants by giving written notice to the warrant holders that the warrants will expire on the date that is not less than 30 days from the date notice is provided by the Company to the warrant holders. As at September 30, 2020, the Company received subscription funds of CAD$2.5 million.

(ii)
On July 23, 2019, the Company closed a private placement for 23.7 million flow through common shares for gross proceeds of CAD$1.4 million; of these shares, 17.3 million were issued at a price of CAD$0.06 per share and 6.4 million shares at CAD$0.0625 per share. The fair value of the shares was CAD$0.06 per share, resulting in the recognition of a flow through premium liability of CAD$0.0025 per share for a total of CAD$16,000. Finder fees were comprised of CAD$91,400 in cash and 1.5 million warrants; each warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.06 per share until July 23, 2021.

In November 2019, the Company issued 200,000 common shares at a value of CAD$0.06 per share to Silver Range for the Hard Cash and Nigel properties (Note 7(a)(iv)).

In November 2019, the Company issued 375,000 common shares at a value of CAD$0.05 per share to Universal for the Princeton property (Note 7(a)(iii)).

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.
Share Capital (continued)

(b)
Issued: (continued)

(iii)
In June 2018, the Company received regulatory approval for a normal course issuer bid to acquire up to 10.9 million common shares of the Company representing approximately up to 5% of its issued and outstanding common shares at that time. The bid was effective on June 21, 2018 and terminated on June 20, 2019. The actual number of common shares purchased under the bid and the timing of any such purchases were at the Company’s discretion. Purchases under the bid shall not exceed 23,893 common shares per day. The Company paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by the Company were cancelled. From June to December 2018, the Company purchased 438,000 shares for CAD$20,595 with an average price of CAD$0.05 per share; no further shares were purchased in 2019 under its normal course issuer bid.

In December 2018, the Company issued 100,000 common shares at a value of CAD$0.05 per share to Silver Range for the Hard Cash and Nigel properties (Note 7(a)(iv)).

(c)
Stock option plan:

The Company has a stock option plan that allows it to grant stock options to its directors, officers, employees, and consultants to acquire up to 44,261,695 common shares. The exercise price of each stock option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Stock options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of stock options is made at the discretion of the board at the time the stock options are granted.

At the discretion of the board, certain stock option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

The continuity of outstanding stock options for the nine months ended September 30, 2020 is as follows:

	September 30, 2020
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding balance, beginning of period	17,750,000	$0.07
Grant	4,200,000	$0.10
Exercise	(780,000)	$0.07
Cancellation for share appreciation rights	(1,400,000)	$0.06
Forfeiture	(700,000)	$0.08
Cancellation or expiration	(920,000)	$0.08
Outstanding balance, end of period	18,150,000	$0.08

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.
Share Capital (continued)

(c)
Stock option plan: (continued)

The following table summarizes information about stock options exercisable and outstanding at September 30, 2020:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Sept 30, 2020	(Number of Years)	(CAD$)	Sept 30, 2020	(Number of Years)	(CAD$)

$0.06	2,100,000	0.19	$0.06	2,100,000	0.19	$0.06
$0.08	3,600,000	0.77	$0.08	3,600,000	0.77	$0.08
$0.10	2,050,000	1.67	$0.10	2,050,000	1.67	$0.10
$0.08	2,600,000	2.74	$0.08	2,600,000	2.74	$0.08
$0.055	1,000,000	3.12	$0.055	800,000	3.12	$0.055
$0.07	700,000	3.39	$0.07	560,000	3.39	$0.07
$0.08	300,000	3.47	$0.08	240,000	3.47	$0.08
$0.06	2,000,000	3.74	$0.06	1,200,000	3.74	$0.06
$0.10	3,400,000	4.74	$0.10	850,000	4.74	$0.10
$0.11	400,000	4.88	$0.11	100,000	4.88	$0.11
	18,150,000	2.52	$0.08	14,100,000	1.98	$0.08

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.
Share Capital (continued)

(c)
Stock option plan: (continued)

During the nine months ended September 30, 2020, the Company recognized share-based payments of $120,000 (September 30, 2019 - $93,000), net of forfeitures, based on the fair value of stock options that were earned by the provision of services during the period. Share-based payments are segregated between directors and officers, employees and consultants, as applicable, as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019

Directors and officers	$42	$26	$104	$74
Employees	1	-	2	1
Consultants	6	6	14	18

	$49	$32	$120	$93

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

	September 30,
	2020	2019

Number of stock options granted	4,200,000	3,750,000
Fair value of stock options granted (CAD$)	$0.06	$0.04

Market price of shares on grant date (CAD$)	$0.10	$0.06
Pre-vest forfeiture rate	13.27%	13.81%
Risk-free interest rate	0.33%	1.41%
Expected dividend yield	0%	0%
Expected stock price volatility	94.46%	106.06%
Expected option life in years	3.98	4.24

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.
Share Capital (continued)

(c)
Stock option plan: (continued)

Expected stock price volatility is based on the historical price volatility of the Company’s common shares.

In fiscal 2019, the Company granted the following stock options:
-
700,000 stock options to consultants with an exercise price of CAD$0.07 per share and an expiry date of February 22, 2024 and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter;
-
300,000 stock options to a director with an exercise price of CAD$0.08 per share and an expiry date of March 21, 2024 and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter; and
-
2,750,000 stock options to directors, officers and employees with an exercise price of CAD$0.06 and an expiry date of June 27, 2024, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

For the nine months ended September 30, 2020, the Company granted the following stock options:
-
3,800,000 stock options to directors, officers and employees with an exercise price of CAD$0.10 and an expiry date of June 29, 2025, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter; and
-
400,000 stock options to a director with an exercise price of CAD$0.11 and an expiry date of August 19, 2025, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.

In the third quarter of fiscal 2020, stock options for 400,000 common shares with an exercise price of CAD$0.08 and 380,000 common shares with exercise price of CAD$0.06 were exercised. Stock options for 1,400,000 common shares were cancelled for the exercise of share appreciation rights for 716,517 common shares at a fair value of CAD$0.11 per share.

(d)
Warrants:

At September 30, 2020, the Company had outstanding warrants as follows:

Exercise		Outstanding				Outstanding
Prices		at				at
(CAD$)	Expiry Dates	December 31, 2019	Issued	Exercised	Expired	September 30, 2020

$0.06	July 23, 2021 (1)	1,508,121	-	-	-	1,508,121

		1,508,121	-	-	-	1,508,121

(1)
As these warrants are agent’s warrants, a fair value of $33,110 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 89%, risk-free rate 1.44%, expected life 2 years, and expected dividend yield 0%.

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.
Share Capital (continued)

(d)
Warrants: (continued)

Pursuant to the private placement which closed in two tranches totalling 105 million units in October and November 2020, 20 million warrants with exercise price of CAD$0.13 and expiry date of October 7, 2022 and 32.5 million warrants with exercise price of CAD$0.13 and expiry date of November 12, 2022 were issued. Finders fees for 1,926,000 warrants were issued with exercise price of CAD$0.13 and expiry date of November 12, 2022. If the closing market price of the common shares is at a price equal to or greater than CAD$0.20 for a period of 10 consecutive trading days on the Toronto Stock Exchange, the Company will have the right to accelerate the expiry date of the warrants by giving written notice to the warrant holders that the warrants will expire on the date that is not less than 30 days from the date notice is provided by the Company to the warrant holders. (Note 10(b)(i)).

(e)
Common shares reserved for issuance as at September 30, 2020:

Number of Shares

Stock options (Note 10(c))	18,150,000
Warrants (Note 10(d))	1,508,121

Common shares reserved for issuance	19,658,121

11.
Corporate Development and General and Administrative

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019

Corporate Development:
Geology	$4	$-	$6	$-
Legal and sundry	-	-	1	3
Salaries and management	2	2	30	11
Surface taxes	15	-	15	-
Travel and transportation	-	-	5	6
	$21	$2	$57	$20

Accounting and audit	$(1)	$-	$1	$(3)
Legal	11	-	16	10
Office and sundry	31	13	57	39
Regulatory	10	15	35	36
Rent	9	7	26	22
	$60	$35	$135	$104

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.
Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the condensed consolidated interim financial statements, the Company had the following general and administrative costs with related parties during the nine months ended September 30, 2020 and 2019:

			Net balance receivable (payable)
	Nine months ended September 30,		September 30,	December 31,
	2020	2019	2020	2019

Key management compensation:
Executive salaries and remuneration (1)	$336	$341	$-	$-
Severance	-	90	-	-
Directors fees	17	18	(6)	(7)
Share-based payments	104	74	-	-
	$457	$523	$(6)	$(7)

Net office, sundry, rent and salary allocations recovered from (charged by) company(ies) sharing certain common director(s) (2)	$4	$2	$1	$1

(1)
Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

(2)
The companies include Endeavour Silver Corp. (“Endeavour”) and Aztec Minerals Corp. (“AzMin”), companies which share one common director, and AzMet.

The above transactions are incurred in the normal course of business. Note 6 for marketable securities held in AzMin and AzMet.

13.
Segment Disclosures

The Company has one operating segment, being mineral exploration, with assets located in Canada and the United States, as follows:

	September 30, 2020			December 31, 2019
	Canada	USA	Total	Canada	USA	Total

Mineral property interests	$11,630	$3,889	$15,519	$11,864	$4,219	$16,083
Leasehold improvements and equipment	87	-	87	128	-	128

CANARC RESOURCE CORP.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months ended September 30, 2020

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14.
Commitments

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017. The basic rent per year is CAD$46,000 for years 1 to 3 and CAD$48,000 for years 4 to 5. As at September 30, 2020, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$000)
Year:
2020	$12
2021	48
2022	28

$88

For the Fondaway Canyon project, the 3% NSR has a buyout provision which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $285,000 remains payable as at September 30, 2020, of which an advance royalty of $35,000 was paid in July 2020 by Getchell directly to the royalty holder. (Note 7(b)(i)).

CORPORATE INFORMATION

HEAD OFFICE
#810 – 625 Howe Street

Vancouver, BC, Canada, V6C 2T6

Telephone:
(604) 685-9700
Facsimile:
(604) 685-9744

Website:
www.canarc.net

DIRECTORS
Bradford Cooke
Scott Eldridge
Martin Burian
Deepak Malhotra
Andrew Bowering

OFFICERS
Scott Eldridge ~ Chief Executive Officer
Garry Biles ~ President and Chief Operating Officer
Troy Gill ~ Vice President (Exploration)
Philip Yee ~ Chief Financial Officer and Corporate Secretary

REGISTRAR AND
Computershare Investor Services Inc.
TRANSFER AGENT
3rd Floor, 510 Burrard Street
Vancouver, BC, Canada, V6C 3B9

AUDITORS
Smythe LLP
#1700 – 475 Howe Street
Vancouver, BC, Canada, V6C 2B3

SOLICITORS AND
Maxis Law Corporation
REGISTERED OFFICE
#910 – 800 West Pender Street

Vancouver, BC, Canada, V6C 2V6

SHARES LISTED
Trading Symbols
TSX:
CCM
OTC-QB:
CRCUF
DBFrankfurt:
CAN